英国国际学校校舍租赁合同

School Building Lease Contract
of The British International School

北京市力迈学校（以下简称甲方）

Beijing Limai School (hereinafter referred to as Party A)

地址：北京市顺义区天竺开发区，邮编：100300

Address: Tianzhu Development Zone, Shunyi District, Beijing, China

Zip code: 100300

电话[   ]，传真：[   ]

Tel: [   ], Fax:[   ]

代表：蓝春，职务：董事长

Representative: Lan Chun   Title: Principal

Nord Anglia Education Plc （以下简称乙方）

Nord Anglia Education Plc (hereinafter referred to as Party B)

地址：Nord House,
      Third Avenue, Centrum 100
      Burton-upon-Trent, Staffordshire
      DE14 2WD
      U.K.

邮编：

Address: Nord House,
      Third Avenue, Centrum 100
      Burton-upon-Trent, Staffordshire
      DE14 2WD
       U.K.

Zip code:

电话：[44-1283-496900]，传真：[44-1283-496541]

Tel:[44-1283-496900], Fax:[44-1283-496541]

代表人：ANDREW FITZMAURICE   职务：首席执行官

Representative: ANDREW FITZMAURICE   Title: Chief Executive Officer

甲方和乙方各自的注册证明附于本合同作为附件 1。

The respective registration certificates of Party A and Party B are attached to this Contract as Schedule 1.

鉴于：

Whereas:



(a) 甲方将其拥有的校址（定义见第 1.2(c)条）内建设和拥有租赁校舍（定义见第 1.2(d)条），并将该校舍在建成后租赁给一间国际学校。

Party A will build and own the School Buildings for Lease (as defined below in Article 1.2(d)) inside the Premises (as defined below in Article 1.2(c)), and will lease the School Buildings for Lease to an international school upon completion.

(b) 乙方为一间国际教育机构，愿意承租租赁校舍用于开设北京顺义英国国际学校。

Party B is an international education organization and is willing to rent the School Buildings for Lease for use of establishing Beijing Shunyi British International School.

甲乙双方根据《中华人民共和国合同法》、《中华人民共和国城市房地产管理法》及其他有关法律、法规、规章之规定，本着互惠互利的原则，现就乙方租赁校舍有关事项协议如下：

Pursuant to the provisions of the Contract Law of the People's Republic of China (PRC), the Urban Property Administration Law of the People's Republic of China (PRC) and other relevant laws, regulations and rules, and based on the principle of mutual benefit, Party A and Party B have hereby entered into this Contract for the lease of the School Buildings for Lease to Party B.

1. 总则 (General Provisions)

1.1 序言 (Preamble)

甲方兹保证并声明，甲方将合法建设和拥有租赁校舍。有关租赁校舍的合法批准建设文件见本合同附件 2 的国有土地使用证、建设用地规划许可证、建筑工程规划许可证、建筑工程施工许可证。甲方在租赁期内有权作为出租方向乙方出租租赁校舍。

Party A hereby warrants and represents that, Party A will legally build and own the School Buildings for Lease.   Party A has lawfully obtained the State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit for the School Buildings for Lease, and represents that true copies of these documents are attached hereto as Schedule 2 of this Contract.   Party A, as the leasor, represents and warrants that, as of the first day and throughout the lease term, it shall have the legal right to lease the School Buildings for Lease to Party B.

1.2 定义及解释（Definitions and Interpretations）

在本租约中，除非上下文另有规定，否则下列意思适用：

In this Contract, the following definitions shall apply:

(a) "政府"指中华人民共和国政府；

   "Government" means the government of the PRC;

(b) "允许用途"指该租赁校舍将被用于建造一所供年龄为 3-18 岁的中小学生以及学龄前幼儿使用的国际学校；



"Permitted Use" means that the School Buildings for Lease will be used to house an international school for pupils and middle school students aged from 3 to 18 and pre-school children;

(c) "校址"指北京市顺义区后沙峪镇安华街规划所述的力迈学校的建筑物和区域，详见附件 3 "力迈学校国际部总平面图"。包括：

"Premises" means Limai School's buildings and area on Anhua Street, Hou Sha Yu Town, Shuyi District, Beijing, as described in Schedule 3 ("The Overall Plan of Limai School International Section") attached.

(d) "租赁校舍"指位于校址内乙方承租的建筑物及区域，租赁面积为[21500]平方米，见本合同附件 4 所附的"租赁校舍平面图"，包括：

"School Buildings for Lease" means the buildings and area leased by Party B inside the Premises, as set forth in Schedule 4 ("The Plan of School Buildings for Lease"), with the area of lease being approximately 21,500 square meters, including:

(i) 校舍的所有增建和改建；

all additions and improvements to the school buildings;

(ii) 校舍内的所有固定附着物和设施（不论是结构性或非结构性的），不论是否原有附着其上，但经甲方书面许可后，乙方为其业务目的而安装并可在无损于租赁房屋的情况下，从校址中拆除的任何固定附着物除外；

all fixtures and fittings (whether structural or non-structural) in the school buildings whether or not originally fixed to them except any fixture or fitting installed by Party B for the purposes of its business that can be removed from the Premises without defacing the School Buildings for Lease and subject to written permission by Party A;

(iii) 对外墙的内部及对任何结构柱所涂的装饰；

the finishings applied to the interior of the external walls and to any structural columns;

(iv) 门、窗、门框及窗框；

the doors and windows and door and window frames;

(v) 电梯或者楼梯以及校舍的所有内部入口或通道；

elevators and staircases and all internal access or passages in the school buildings;

(vi) 校址内供租赁校舍专用的服务设施；

the Service Facilities (as defined below) that exclusively serve the School Buildings for Lease inside the Premises;

(e) "租金"指本合同第 4 条所详述的租金；

"Rent" means the rent as detailed in Article 4 of this Contract;



3

(f) "RMB" 指人民币

  "RMB" means Chinese Renminbi;

(g) "服务设施"指与租赁校舍相关联的道路、小径、下水道、排水管、排水沟、管道、输送管、电线、烟囱、光纤干线及其他输送、电讯和信息技术媒介，包括任何装修、百叶窗、通风帽及其他覆盖物及辅助器具；

  "Service Facilities" means roads, pathways, sewers, drains, gutters, pipes, ducts, wires, chimneys, fibre optic backbone and other transmission, telecommunications and IT media related to the School Buildings for Lease, including any fixings, louvres, cowls and other covers and ancillary apparatus;

(h) "租期"指本合同第 3 条所详述的 20 年期；

  "Term" means the 20-year term as detailed in Article 3 of this Contract;

(i) "建设期"指从本从合同生效起至甲方交付租赁房屋日（2008 年 7 月 31 日）；

  "Construction Period" means the period from the effective date of this Contract to the date of the handover of the leased property by Party A (July 31, 2008);

(j) "公用事业设施"指污水排放、水、电、煤气、电讯及信息发送；

  "Utilities" means the sewage drainage, water, electricity, gas, telecommunications and transmission of information;

2.　　校舍的租赁（Lease of the School Buildings）

2.1 地理位置：双方同意甲方根据甲乙双方认可的设计和建设方案在校址内建造，占地面积约 33,300 平方米的校舍，详见本合同附件 3 所标明的区域。

  Location: The Parties have agreed that Party A will build school buildings with an area of approximately 33,300 square meters inside the Premises according to the design and construction plan approved by the Parties.　See the area marked in Schedule 3 of this Contract for details.

2.2 乙方承租校址内建筑面积约为 21500 平方米（最终以建筑面积测量报告为准）的校舍建筑物，用以开设新校。在乙方获得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证之后，乙方期望于 2008 年 9 月 1 日在租赁校舍内开学。

  Party B will rent the School Buildings for Lease inside the Premises for opening a school.　The area for the School Buildings for Lease shall be approximately 21,500 square meters.　For the purposes of calculating the rent for the School Buildings for Lease, the area shall be as shown on the final construction area survey report . Party B expects to declare the school opening inside the School Buildings for Lease on 1 September 2008, after receiving government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening an international school in Shunyi Development Zone and obtaining all necessary educational licences.



2.3 甲方应负责校址的建设、装修及固定设施、设备（如中央空调、电梯、公用事业设施、网络的布线等）的提供。乙方应负责所有非固定设施、设备（如电脑、桌椅、体育器具、游泳池设备等）。本条所述的由甲方负责的设备的规格、型号由双方协商决定。

Party A shall be responsible for the construction, decoration and immovable fixtures and fittings (including, for example, central air conditioners, elevators, utilities and Internet cabling) at the Premises and Party B shall be responsible for all movable fixtures and fittings (including, for example, computers, tables, chairs, sporting equipments and facilities for the swimming pools). The specification and type of the fittings as described in this Article. to be provided by Party A shall be decided through negotiation between Party A and Party B.

2.4 校址施工中所选用的材料符合国家标准。校址内建筑物结构的使用寿命应该大于 50 年。

The materials chosen for construction of the Premises shall be maintained complying with national standards. The service life of the structure of the buildings inside the Premises shall be more than 50 years.

2.5 甲方承担建造校址及校舍主体结构（按施工设计图纸标准）固定设施、设备与所有全装修的资金。

Party A shall provide all the capital for the main structure of the Premises and the school buildings (according to the standards of the construction drawings) and immovable fixtures, fittings and all the decoration.

3. 租期（Term of Lease）

3.1 校址的校舍租期应服从以下条款。校舍租赁期从 2008 年 9 月 1 日开始（即租赁起始日），至 2028 年 8 月 31 日止，期限为 20 年。乙方在租赁期限届满时应当有权选择是否续约，每次续约展期为五年。乙方必须在租赁期届满前一年，即 2027 年 9 月 1 日之前，书面通知甲方是否续约 5 年的展期。在续约通知发出后的一个月之内，甲乙双方将就 5 年展约期的租金额另行达成协议。5 年展约期的租金额浮动率不应超过本合同租金额的±7%。

The lease term of the School Buildings for Lease shall be 20 years, commencing on 1 September 2008 (i.e. the commencing date of the lease) and ending on 31 August 2028. Party B shall have the right to choose whether to extend the lease for another five years upon the expiration of the lease term. Party B must serve a written notice to Party A of its intention to exercise its five-year extension option by the year preceding the expiration of the lease term, that is, by 1 September 2027. The Parties will agree on the rental for the five-year extension within one calendar month after the notice of extension is served. The rental for the 5-year extension period shall not exceed ±7% of the rental set in this Contract.

3.2 如果乙方未能在 2008 年 7 月 31 日交付租赁房屋之前，取得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证，校舍租赁起始日将相应延期至学校正式开学日期。

If Party B fails to obtain the government authorization from the Ministry of Education



and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences before July 31, 2008, the commencing date of the lease of the School Buildings for Lease will be correspondingly postponed to the school's official opening date.

3.3 乙方可以任何时间以书面的形式通知甲方终止本合同。如果乙方在租赁期最初的六年之内或在建设期内终止本合同，乙方应当（因甲方违约而终止租赁除外）向甲方支付六年租赁期尚未支付的租金作为违约金。如果乙方在租赁期最初的六年之后终止本合同，乙方应当（因甲方违约而终止租赁除外）提前一年以书面形式通知甲方，乙方无须为此向甲方支付任何赔偿金或违约金。

Party B may terminate this Contract on written notice to Party A at any time within the lease term. However, if Party B terminates this Contract in the first six years of the lease term, Party B shall (unless the lease is terminated due to a breach by Party A) pay Party A all of the outstanding rent due for the six years of the lease as a default fine. If Part B terminates this Contract after the first six years of the lease term, it shall, unless the lease is terminated due to a breach of this Contract by Party A, give Party A one year prior written notice.

4.   租金的支付 (Payment of Rent)

4.1 租金自租赁起始日起，以本合同第 2.2 条所述的租赁面积计算，即每建筑平方米每年 1092 元人民币，但第一年的租金为 60%（即 655.2 元人民币/ 建筑平方米/年），第二年的租金为 70%（即 764.4 元人民币/建筑平方米/年），第三年的租金为 70%（即 764.4 元人民币/ 建筑平方米/年），此后每年支付 100%的租金直至租赁期届满。

The base annual rent shall be calculated at the rate of RMB 1092 per construction square meter, as shown on the final construction area survey report, per year. In the first year, the annual rent shall be 60% of the base annual rent (RMB 655.2 yuan per construction square meter). In the second and third years, the annual rent shall be 70% of the base annual rent (RMB 764.4 yuan per construction square meter). In the fourth and each subsequent year of the lease, the annual rent shall equal 100% of the base annual rent (RMB 1092 per construction square meter).

4.2 乙方应当以人民币的方式支付租金；乙方若以美元的方式支付时，应当按支付日中国银行公布的当日人民币和美元的兑换中间价进行兑换。

Party B shall pay the rent in Renminbi or United States Dollars. If Party B pays the rent in United States dollars, the exchange rate to be used in calculating the rent shall be the middle rate for the exchange of United States Dollar and Renminbi as published on the payment date by the Bank of China.

4.3 在租期中每年的 9 月、12 月、3 月以及 6 月的 15 日，乙方支付当季度的租金一次。甲方在收款后，应向乙方开具同等金额的正式发票。非因甲方原因或不可抗力，乙方超过计租日 15 日后仍未支付租金，每逾期一天，按当期应付该季度租金的万分之五向甲方支付违约金。乙方逾期 3 个月不支付租金，甲方有权提出书面通知，与乙方协议是否解除本合同。如双



方因此决定解除合同，在租期的最初 6 年内，乙方应缴清该 6 年的尚未支付的租金作为违约金；如解除本合同发生在租期的最初 6 年之后的，乙方应缴清当年尚未支付的租金作为违约金。

Party B shall pay the rent on the 15th of September, December, March and June of each year for the corresponding quarter. After Party A receives the payment, it shall issue a tax invoice to Party B of the equivalent amount. If Part B fails to pay the rent after 15 days as of the rent calculation date, Part B shall pay a default fine at 0.05% of the rent for the corresponding quarter to Party A for each overdue day, unless Party A is reposponsible for such delay or force majeure causes such delay. If Party B fails to pay a rental payment within three months of such rental payment becoming due and payable, Party A shall serve a written notice and negotiate with Party B whether to cancel this Contract. Consequently, if the Parties decide to terminate this the first six years of the lease term, Party B shall pay the any outstanding rent for the first six years as a default fine. Where the overdue payment occurs after the first six year, Party B shall pay any outstanding amounts of the current year's rent as a penalty,

5.   物业管理 (Property Managment)

甲方将租赁校舍交付乙方后，乙方须自行对租赁房屋进行保安、保洁等物业管理，并承担物业管理的相关费用，但乙方无须向甲方支付任何物业管理的费用。

After Party A hands over the School Buildings for Lease to Party B, Party B shall undertake all of the security, cleaning and other property management work by itself, and it shall also bear the related expenses therefor. However, Party B shall not pay any property management expenses to Party A.

6.   优先承租权 (Priority Lease Right)

本合同约定的租赁期满，乙方按本合同第 3.1 条规定享有优先承租权。如乙方在本合同租赁期届满后继续租赁，甲乙双方应另行签订租赁合同。

Upon the expiration of the lease term as agreed in this Contract, Party B shall enjoy the option to extend the lease in accordance with the provisions in Article 3.1 of this Contract. If Party B renews the lease after the expiration of the lease term as provided in this Contract, Party A and Party B shall execute a separate lease contract.

7.   双方的责任 (Responsibilities of Both Parties)

7.1.甲方的责任 (Party A's Responsibilities)

7.1.1 甲方应自行承担如下风险和费用：按照甲乙双方认可的设计和建设方案和本合同附件 5《工程建设责任和标准》的规定，承担校址（包括租赁校舍）的设计、建设及装修和设备安装，并取得与上述项目有关的政府批准（见附件 2）。甲方保证校舍四周的防护、入口道路、景观美化以及小区的草坪覆盖等在内的所有外部



环境，在校址开学前必须得以完工、清理。

Party A shall undertake the risks and bear the expenses by itself, and undertake the design, construction, decoration and fittings installation of the Premises (including the School Buildings for Lease) according to the design and construction plan approved by the Parties and in accordance with the provisions of Schedule 5 attached hereto ("The Project Construction Responsibilities and Standards"). Party A shall be responsible for obtaining all government approvals required to accomplish the design and construction set forth in Schedule 5. Party A guarantees to finish and clear up the exterior environment of the school buildings, including the fencing, entry path, landscape and lawns, and complete such work before the opening of school at the Premises.

7.1.2 甲方承担校址内出租房屋的房产权、土地使用费、租赁税金及所有应付税费。

Party A shall undertake the property right, land use fees, leasing taxes and all payable taxes of the property for lease at the Premises.

7.1.3 甲方须按照乙方要求进行校址（包括租赁校舍）的建设、安装，提供通过政府验收备案的校址（包括租赁校舍）并出租给乙方能正常使用二十年。

Party A shall conduct the construction, and installation of the Premises (including the School Buildings for Lease), provide and lease the Premises (including the School Buildings for Lease) in good quality to Party B, decorated according to requirements of Party B.

7.1.4 甲方承诺在按附件 5 的规定完成租赁校舍的建设、装修和设备安装并取得竣工验收文件后，在乙方取得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证后，于 2008 年 7 月 31 日之前将租赁校舍全部交予乙方。所交付的租赁校舍应符合本合同附件 6《租赁校舍交付条件》的要求。如甲方延期交付，甲方应向乙方支付违约金，以弥补乙方未能在租赁校舍内如期开学而造成的损失。违约金按延期交付的期限按每年 200 万元人民币计算(即延期当年不满 1 年则按满 1 年计算)。例如：如果因为甲方延期交付致使乙方无法在于 2008 年 9 月 1 日在此租赁校舍开学，甲方应向乙方支付违约金 200 万元人民币。在乙方未取得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证之前，甲方不承担延期交房违约责任。

Party A undertakes that, after completing the construction, decoration and fittings installation of the School Buildings for Lease in accordance with the provisions in Schedule 5 and after obtaining the completion and acceptance documents for such school buildings issued by the relevant governmental departments, it will hand over the School Buildings for Lease in their entirety to Party B before July 31, 2008. The School Buildings for Lease handed over shall comply with the requirements in Schedule 6 "The Conditions for Handover of the School Buildings for Lease". If Party A delays the handover, it shall pay a penalty to Party B to remedy the loss that Party B will suffer because Party B is unable to open school inside the School Buildings for Lease. The penalty shall be calculated at



2,000,000 RMB per year proportionated to the delayed years (the year in which the delay occurs shall be regarded as a full year). For example, if Party B is unable to open school at Premises on September 1, 2008 due to Party A's delay in handover, Party A shall pay a default fine of 2,000,000 RMB to Party B. Before Party B successfully obtain the said approval and the necessary educational licences, Party A shall not be responsible for the penalty of delaying the Handover of the School Buildings for Lease.

7.1.5 甲方提供的租赁校舍以及其它安装在租赁校舍内所有设施和设备（包括但不限于中央空调、水泵等）在合同规定的相关保修期内由甲方负责相关维修并承担费用，保修期过后，由乙方负责维修与更新，并承担相关费用。乙方负责日常设备（包括但不限于中央空调、水泵等）维护维修、易损件更换，及乙方原因造成损坏的设备、配件的更换与维修，费用由乙方承担。

Within the relevant maintenance period as provided below in this Contract, Party A shall be responsible for the maintenance of the School Buildings for Lease as well as all the other fixtures and fittings (including without limitation the central air conditioners, water pumps, etc.) installed inside the School Buildings for Lease and bear the related expenses. After the relevant maintenance period as described below expires, Party B shall be responsible for the maintenance and bear the related expenses. Party B shall be responsible for the maintenance of the daily-use equipment (including without limitation the central air conditioners and water pumps) and the replacement the wearing parts as well as the replacement and maintenance of the fittings and parts damaged due to Party B's actions.

1) 基础设施工程、地基基础工程和主体结构工程保修期为设计文件规定的该工程的合理使用年限 50 年。

The maintenance period of basic facilities, ground base and main body structure construction is 50 years from the start of the lease.

2) 屋面防水工程保修期为 20 年。

The maintenance period of the roof waterproofing is 20 years from the start of the lease.

3) 有防水要求的卫生间与房间和外墙面的防渗漏保修期为 20 年。

The maintenance period of waterproof ordered toilets and rooms, and against leakage of the exterior walls, is 20 years from the start of the lease.

4) 地下室及管道渗漏保修期为 20 年。

The maintenance period against leakage in any cellar or pipe is 20 years from the start of the lease.

5) 墙面、顶棚抹灰层脱落保修期为 20 年。

The maintenance period of the plaster layer on metope and shed on roof is 20 years from the start of the lease.

6) 地面空鼓开裂、大面积起沙保修期为 20 年。

The maintenance period of crazing of ground air durm and sand-raising is 20 years from the start of the lease.

7) 门窗翘裂、五金件损坏保修期为 3 年。



The maintenance period against warping of, or flaws in, the doors and windows is 3 years from the start of the lease.

8) 电气管线、给排水管道、设备安装保修期为 20 年。
The maintenance period for pipea and lines for electricity, drains, and installed equipment is 20 years from the start of the lease.

9) 灯具、电器开关损坏保修期为 6 个月。
The maintenance period of switches of lamps and electrical appliances is 6 months from the start of the lease.

10) 管道堵塞保修期为 2 个月。
The maintenance period against pipe clogging is 2 months from the start of the lease.

11) 甲方将至少每 5 年粉刷一次内墙。
Party A will paint the exterior and interior wall at least once every 5 years.

12) 其他部位、部件的保修期限，由甲乙双方协商约定。
As other parts of building, the maintenance period should be discussed and determined by Party A and B.

7.2 乙方的责任 (Party B's Responsibilities)

7.2.1. 乙方自租赁起始日发生的水、电、煤、通讯费用由乙方承担。
The expenses for water, electricity, gas and communication incurred by Party B as of the commencing date of the rent shall be borne by Party B.

7.2.2. 乙方应按本合同规定的允许用途合法使用租赁校舍，不得擅自改变使用性质；如乙方需将租赁校舍转租第三方，必须征得甲方的书面同意。同时，乙方不得在租赁校舍内存放危险物品。否则，如租赁校舍及附属设施因此受损，乙方应承担全部责任。
Party B shall legally use the School Buildings for Lease according to the permitted uses as provided in this Contract, and may not change the nature of use; and Party B must get written approval from Party A if it wants to sublease the School Buildings for Lease to a third party. Party B may not store hazardous materials in the School Buildings for Lease and shall undertake all liabilities if the School Buildings for Lease and the auxiliary facilities are damaged by breach of this section.

7.2.3 甲方负责完成校舍内外的装修和施工，以及固定设施、设备与工程设备配置和安装，但乙方必须维护该校舍的整体形象，并对该校舍整体进行保安、保洁、设备的日常使用维护等。
Party A shall be responsible for the interior and exterior decoration and construction of the school buildings as well as the disposition and installation of the immovable fixtures and fittings and the engineering facilities. Party B must maintain the overall image of such school buildings and conduct the security, cleaning, daily-use maintenance of the fittings, etc. over such school buildings.

7.2.4 乙方如需对租赁校舍进行再次装修或改造时，应事先征得甲方的书面同意（此认可不得被无故拒绝或拖延），并符合国家物业管理相关规定，费用由乙方自理。



If Party B needs to redecorate or renovate the School Buildings for Lease, it shall obtain a prior written approval from Party A (which approval may not be unreasonably delayed or denied) and the redecoration or renovation shall comply with the State's related regulations in respect of property management. Party B shall bear the expenses on its own.

7.2.5 乙方应当正确使用租赁校舍。在租赁校舍内的防火、防止噪音污染、公共区域清洁以及车辆停放均需依照相关政府部门的规定和法律要求。在租赁期内因乙方原因而发生的火灾或其它事故造成校舍的损坏由乙方承担全部赔偿责任。

Party B shall use the School Buildings for Lease properly. Fire protection, noise pollution prevention, public area cleanliness and parking inside the School Buildings for Lease shall comply with the regulations of the related governmental departments and the requirements of laws. If damage of the **School Buildings for Lease** due to Party B has been caused by fire or other accident, Party B shall bear civil liability according to law.

7.2.6 如租赁房屋有任何损坏，乙方立即通知甲方。

Party B shall notify Party A promptly of any material damage to the leased property.

7.2.7 如果乙方未能在 2008 年 7 月 31 日交付租赁校舍之前，取得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证，甲、乙双方同意根据以下方式支付租金或违约金，以弥补甲方商机损失。具体计划如下：

- 如果乙方未能在 2008 年 9 月 1 日到 2009 年 3 月 31 日期取得上述批文及所需教育许可证，则乙方无需支付此期间的租金；

- 如果乙方未能在 2009 年 4 月 1 日到 2009 年 8 月 31 日期间取得上述批文及所需教育许可证，则乙方需支付此期间的租金共计人民币 7,800,000.00 元或美金 1,000,000.00 元。

- 如果乙方于 2009 年 9 月 1 日仍未取得上述批文及所需教育许可证，则乙方将支付人民币 23,400,000.00 元或美金 3,000,000.00 元作为全部违约金（包括乙方已经支付的 2009 年 4 月 1 日到 2009 年 8 月 31 日期间的租金），甲乙双方有权终止本合同。

If Party B fails to obtain the government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences before the handover of the School Buildings for Lease on July 31, 2008, both Parties agree that Party B shall pay the rent or the default fine to Party A according to the following methods so as to remedy Party A's business loss. The detailed plan is as follows:

- If Party B fails to obtain the said approval and the necessary educational licences during the period from September 1, 2008 to March 31, 2009, Party B



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shall not need to pay the rent for such period;

- If Party B f ails to obtain the said approval and the necessary educational licences during the period from April 1, 2009 to August 31, 2009, Party B shall pay the rent of RMB7,800,000.00yuan or US$1,000,000.00 in total for such period.

- If Party B fails to obt ain the said approval and the necessary educational licences on or before September 1, 2009, Party B will pay RMB23,400,000.00 yuan or US$3,000,000.00 in total as the full default fine, and both parties shall have the right to teminate this Contract.

7.2.8 租赁期届满或本合同终止时，除本合同另有规定外，乙方对其自行安装的一切设备、设施保留所有权，并可拆除所有设备（包括租赁校舍内乙方所建的装置和活动隔墙等）。甲方同意在上述拆除期（30天）内不向乙方收取租金和其它费用。

Upon the expiration of the lease term or the termination of this Contract, unless otherwise provided for in this Contract, Party B shall retain the ownership over its self-installed fixtures and fittings, and may remove all the fittings (including the fixings and movable partitions built by Party B inside the School Buildings for Lease).   Party A agrees not to collect rent or other fees from Party B within the above removal period (30 days).

8.   甲方的契约承诺和协议 (Party A's covenants and agreements)

甲方向乙方契约承诺并同意如下：
Party A covenants and agrees with Party B as follows:

8.1 甲方拥有租赁房屋土地使用权及租赁校舍上的一切建筑的合法所有权，亦拥有合法权利与乙方签订本租约；
Party A shall own the legal title to the land use right in respect of the leased property and all the buildings inside the School Buildings for Lease, and it also has the lawful right to enter into this Contract with Party B ;

8.2 甲方已就校址内租赁校舍的土地使用权向政府支付一切费用和收费；
Party A has paid all the fees and charges to the government in relation to the land use right over the School Building for Lease inside the Premises;

8.3 截至本租约日期，租赁校舍并不受任何现有的抵押权或法定押权所约束，而甲方设定的影响校址内租赁校舍的任何将来的抵押权或法定押权应以本租约为前提，并保证乙方在本合同项下的一切权益不受损害；
The School Buildings for Lease have not been subject to any existing mortgage or legal charge as of the date of this Contract, and any future mortgage or legal charge created by Party A affecting the School Buildings for Lease inside the Premises shall be subject to this Contract and Party A shall undertake that all the rights and interests of Party B under this Contract would not be damaged;



8.4 甲方将租赁校舍出租给乙方独家使用和占有，使乙方可在租赁校舍开设一家国际学校。甲方同意，乙方及其被邀请人可在全日 24 小时自由和不受干扰地通过校址的公用区域进入租赁校舍；

Party A will lease the School Buildings for Lease to Party B for Party B's exclusive use and possession so that Party B could open an international school inside the School Building for Lease. Party A agrees that Party B and its invitees may have 24-hour free and uninterrupted right of entry into the School Buildings for Lease through the public area of the Premises;

8.5 甲方应对租期开始前已发生的在租赁校舍使用的公用事业设施一切收费负责；

Party A shall be responsible for all the charges for the Utilities used at the School Buildings for Lease incurred before the commencement of the lease term;

8.6 甲方将按乙方需要提供所租赁校舍的所有服务设施,如果乙方希望将现有服务设施的容量增加至超过保证容量，则如甲方将尽其合理努力协助乙方与有关的公用事业设施供应商联系，并负责增加提供给租赁校舍符合国家规定的公用事业设施的容量，由乙方提出的服务设施的容量额外增加的费用由乙方自行承担。

Party A will provide all the Service Facilities at the School Buildings for Lease according to Party B's needs. If Party B wishes to increase the capacity of the existing Service Facilities beyond the guaranteed capacity, Party A will use its best endeavors to assist Party B to liaise with the relevant Utilities providers, and be responsible for increasing the capacity of the Utilities provided to the School Buildings for Lease which complies with the State's stipulations. Party B bear the expense of increasing the capacity of the existing Service Facilities beyond the guaranteed capacity.

8.7 甲方应按本合同附件 5《工程建设责任和标准》的规定进行施工和装修、安装，并保证其建设符合附件 5 所述的指标和要求。

Party A shall conduct the construction, decoration and installation in accordance with the provisions of Schedule 5 ("The Project Construction Responsibilities and Standards") of this Contract, and undertake that the construction complies with the indicators and requirements of Schedule 5.

8.8 甲方将按附件 6《租赁校舍交付条件》所规定的条件和要求按期交付租赁校舍。

Party A will handover the School Buildings for Lease on time in accordance with the conditions and requirements provided in Schedule 6 "The Conditions for Handover of the School Buildings for Lease".

8.9 除本合同所列的款项外，乙方无须就租赁校舍或乙方对租赁校舍的使用再支付甲方任何费用。

Except as expressly and specifically set forth in this Contract, Party B shall not have any further obligation to pay any expenses to Party A in relation to the School Building for Lease or the use of the School Buildings for Lease by Party B.

9. 合同的违约和终止(Breach of Contract and Termination)



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9.1 如果任何一方("违约方")(a)在本合同中所作的任何声明、保证和承诺与事实不符，或(b)违反或未能全面履行本合同项下的承诺、保证或义务，除已被另一方（"守约方"）以书面形式豁免的情形外，违约方应就守约方因违约方的上述违约造成的全部支出、损失、损害、债务和责任，包括但不限于调查费用以及律师和会计师收费，或任何其它形式的损害(无论是否牵涉第三方的索赔)作出赔偿或补偿。

In the event that any Party ("**Defaulting Party**") (a) makes any representation, warranty and covenant in this Contract which is not in compliance with the fact, or (b) breaches or fails to fully perform its covenants, warranties or obligations hereunder, the Defaulting Party shall compensate or indemnify the other Party ("Non-defaulting Party") for all expenses, losses, damages, debts and liabilities, including but not limited to the investigation expenses, attorney fees and accountant fees, and any other damages (regardless whether a third party claim is involved) caused by such breach of contract actions of the Defaulting Party, except those which have been waived in writing by the non-defaulting party.

9.2 除了双方可书面一致同意终止本合同外，倘若发生以下情况中的任何一项，任何一方可终止本合同：

    (a) 另一方由于发生不可抗力事件无法履行其义务长达六(6)个月或更长时间；

    (b) 另一方发生营业执照被吊销或收回、破产、破产接管、清算、与其债权人达成还款和解、解散、或任何类似程序；

    (c) 政府部门要求停止建造/拆除租赁物业，或限制租赁物业上的权利和权益；

    (d) 由于政府机构的任何法律、法令、干涉或干预致使本合同的执行已在任何重要方面失去实际的商业可行性。

如果发生上述任何一项，任何一方应有权在向对方发出终止本合同的通知后终止本合同。本合同应在对方收到相关的终止通知之日（"终止日"）终止。

In addition to that this Contract may be terminated upon written agreement between both Parties, either Party may terminate this Contract immediately upon the occurrence of any of the following events:

    (a) the other Party is prevented from performing its obligations by reason of an Event of Force Majeure for a period of six (6) months or more;

    (b) the other Party is involved in cancellation or revocation of its business license, bankruptcy, receivership, liquidation, a composition with its creditors, dissolution, or any similar proceeding;

    (c) the relevant government department requires to stop building/remove the leased property or imposes restrictions on the rights and interests attached to the leased property; or

    (d) the performance of this Contract has become in any material respect commercially impracticable by virtue of any law, order, interference or intervention of any government agency.

In the event that one of any above events occurs, either Party is entitled to terminate this Contract without penalty after giving the other Party a notice on termination of this Contract. This Contract shall be terminated on the date ("**Termination Date**") when the other Party receives the relevant termination notice.



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9.3 如果甲方作出的任何保证在任何时候成为不真实，或甲方在任何重大方面未履行本合同的规定，并且该不实保证或不履行在乙方通知甲方后三十（30）天内未予补救的，乙方有权终止本合同。本合同终止后，甲方应对乙方所遭受的损失和支出的费用承担全部赔偿责任，包括但不限于乙方为装修、安装租赁校舍所支出的全部费用。

In the event that any of the warranties made by Party A is or becomes untrue at any time, or Party A fails to comply with the Contract in any material aspect and such material losses or untrue warranties fail to be rectified within thirty (30) days after the delivery of Party B's notice thereof , Party B shall have the right to terminate this Contract. After the termination of this Contract, Party A shall undertake all the compensation responsibilities for the loss suffered by Party B and the expenses incurred by Party B, including but not limited to all the expenses incurred by Party B for the decoration and installation of the School Buildings for Lease.

10.   合同的生效 (Effectiveness of Contract)

本合同经甲乙双方签字盖章，并在甲方取得本合同附件 2 所列明的国有土地使用证、建设用地规划许可证、建筑工程规划许可证、建筑工程施工许可证后生效。

This Contract shall go into effect after being signed and sealed by Party A and Party B and after Party A has obtained the State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit set out in Schedule 2 of this Contract.

11.   其他条款 (Other Provisions)

11.1 如因不可抗力的原因而使该校舍及其设备损坏的，双方互不承担责任。如果此情况延续达 5 周或更长时间，乙方有权终止租赁，无须向甲方支付任何赔偿用以修理或重建租赁房屋。

If such school buidings and the fittings thereof are damaged due to the reason of force majeure, the Parties shall not undertake liabilities against each other. If such circumstances continue for five weeks or more, Party B shall have the right to terminate the lease without paying any compensation to Party A to repair or rebuild the leased property.

11.2 本合同在履行中若发生争议，甲乙双方应采取协商办法解决。协商不成时任何一方均可将争议提交中国国际经济贸易仲裁委员会在北京仲裁。

In case any disputes arise out of the performance of this Contract, Party A and Party B shall settle them through negotiation. If the dispute could not be settled through negotiation, any Party may refer such disputes to China International Economic and Trade Arbitration Commission for arbitration in Beijing.

11.3 该校舍在租赁期内所要缴纳的税费，由各方按国家规定各自承担。

Each Party shall undertake its taxes payable during the lease term in accordance with the State's regulations.

11.4 本合同未尽事项，甲乙双方可另行议定，合同附件与本合同具有同等法律效力。

Any unsettled matters of this Contract shall be subject to further discussion between



Party A and Party B. The Schedules to this Contract shall have the same legal effect with this Contract.

11.5 本合同一式四份，甲乙双方各执贰份。
This Contract is made in four copies and each Party holds two copies.

11.6 保密责任：为保护双方商业秘密，甲乙双方承诺，任一方对因本协议谈判、签订获知的对方的商业秘密及本协议本身内容承担保密义务；泄密方将对因泄密行为给对方造成的损失承担全部赔偿责任。
Duty of confidentiality: in order to protect the business secrets of the Parties, Party A and Party B promise that, any Party shall undertake the duty of confidentiality over the business secrets of the other Party known as a result of the negotiation and execution of this Contract as well as the contents of this Contract; and the disclosing Party shall undertake all the compensation liabilities for the loss caused to the other Party due to its secret disclosing act.

11.7 乙方应于取得教育部和北京市教育行政主管部门审批通过的关于在顺义开发区开办国际学校的政府批文及所需教育许可证之后的十二个月内，在承租校舍的所在地依法注册北京顺义英国国际学校。届时由甲方与北京顺义英国国际学校另行签订本合同的转让协议，将本合同设定的乙方的权利、义务一并转让给北京顺义英国国际学校。
Party B shall register Beijing Shunyi British International School at the location of the leased school buildings within twelve months after obtaining the government authorization from the Ministry of Education and the education administrative competent department of Beijing for approval of opening the international school in Shunyi Development Zone and the necessary educational licences. At the time Party A will execute a separate transfer agreement to this Contract with Beijing Shunyi British International School to transfer all the rights and obligations of Party B as created by this Contract to Beijing Shunyi British International School.

11.8 适用法律

本合同适用于中华人民共和国法律。
The laws of the People's Republic of China shall apply to this Contract.

11.9 文字

本合同以中、英文两种文字写成。两种文本均有同等法律效力。如两种文本有任何不一致之处，以中文文本为准。
This Contract is written in English and Chinese. Both versions have the same legal force. In case of any discrepancy between the two versions, the Chinese version shall prevail.



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附件1. 甲乙双方的注册证明(Schedule 1 "The Registration Certificates of Party A and Party B")

附件2. 国有土地使用证、建设用地规划许可证、建筑工程规划许可证、建筑工程施工许可证(Schedule 2 "The State-owned Land Use Certificate, the Land Use Planning Permit for Construction Purposes, the Construction Project Planning Permit and the Construction Project Building Permit")

附件3. 北京市力迈学校国际部总平面图(Schedule 3 "The Overall Plan of Beijing Limai School International Section")

附件4. 租赁校舍平面图(Schedule 4 "The Plan of School Buildings for Lease")

附件5. 工程建设标准(Scheduel 5 "The Project Construction Standards")

附件6. 租赁校舍交付条件(Schedule 6 "The Conditions for Handover of the School Buildings for Lease")

甲方 (Party A)：
北京市力迈学校 (Beijing Limai School)

（盖章）(Seal)

代表签字：
Signature of Representative:

签约日期：2007 年 9 月 19 日
Date of Execution: 19.9, 2007

乙方 (Party B)：
Nord Anglia Education Plc

（盖章）(Seal)

代表签字：
Signature of Representative

签约日期：2007 年 9 月 19 日
Date of Execution: 19.9., 2007

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